FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A R E L E A S E
Gold Fields announces Mineral Resources of 179.3 million
ounces and Ore Reserves of 65.3 million ounces
Johannesburg, 17 May 2006: Gold Fields Limited (Gold Fields) (NYSE: GFI;
JSE: GFI) today published its Mineral Resource and Ore Reserve Statement for the six month period ended on 31 December 2005. This represents a change in the reporting cycle, from June 30 to December 31, in order to align with the Group’s financial reporting schedule.
Mineral Resources, inclusive of Ore Reserves, increased by 3% to 179,343 million ounces and Ore Reserves by 1% to 65,319 million ounces, both numbers net of depletion.
Ian Cockerill, Chief Executive Officer of Gold Fields said:
“We are pleased that we have again been able to replace the reserves that we have mined, and to increase our overall resource and reserve position, despite having to use a SEC mandated 3 year trailing average gold price, which is considerably below prevailing spot prices.”
“Conservatively estimated, if a spot price of R130,000 per kilogram was used for this declaration, the reserves at our South African operations would have been about 9.5 million ounces higher.”
Mineral Resources were calculated using a gold price of R105,000 per kilogram in South Africa; A$650 in Australia; and US$475 in Ghana and Peru.
Ore Reserves were calculated using a gold price of R92,000 per kilogram in
South Africa; A$560 in Australia; and US$400 in Ghana and Peru.
The full Mineral Resource and Ore Reserve Declaration is available on the
Gold Fields Website
www.goldfields.co.za
.
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South
Africa, Ghana, Australia and Australia, as well as a developing mine at Cerro
Corona in Peru. The Company has reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the
Johannesburg Securities Exchange and secondary listings on the NYSE,
LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold
Fields' operations are ISO 14001 certified.
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 19 May 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs